UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ARB IOT Group Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G0447T100

(CUSIP Number)

Dato’ Sri Liew Kok Leong

2F-09, Pusat Perdagangan IOI

No. 1 Persiaran Puchong Jaya Selatan,

Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

+6010-947 5998

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

CUSIP No. G0447T100

1		NAME OF REPORTING PERSON
Dato’ Sri Liew Kok Leong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
2,267,724
	8	SHARED VOTING POWER
1,625,611
	9	SOLE DISPOSITIVE POWER
2,267,724
	10	SHARED DISPOSITIVE POWER
1,625,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,893,335
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.73%(1)
14	TYPE OF REPORTING PERSON
IN

(1)	The percentages used herein are calculated based upon 26,437,500 ordinary shares outstanding as of January 26, 2024.

Page 3 of 6 pages

CUSIP No. G0447T100

1		NAME OF REPORTING PERSON
Ukay One Sdn. Bhd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
1,625,611
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,625,611
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,625,611
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.15%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	The percentages used herein are calculated based upon 26,437,500 ordinary shares outstanding as of January 26, 2024.

Page 4 of 6 pages

CUSIP No. G0447T100

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares of ARB IOT Group Limited (the "Issuer"). The Issuer's principal executive offices are located at 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being jointly filed by:

(i) Dato’ Sri Liew Kok Leong ("DS Liew"); and

(ii) Ukay One Sdn. Bhd., a Malaysian company ("Ukay")

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the business office of each of the Reporting Persons is 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia.

(c)	The principal business of: (i) DS Liew, an individual, is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and (ii) Ukay, is investment holding. DS Liew and his wife, Datin Lim Lee Kian, are directors of Ukay. DS Liew and his wife each holds 50% equity interests of Ukay.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	DS Liew is a citizen of Malaysia. Ukay is organized as a company limited by shares under the laws of Malaysia.

The Reporting Persons have executed a Joint Filing Agreement, dated February 9, 2024, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer’s then controlling shareholder, ARB Berhad, effected a distribution of the Issuer’s ordinary shares held by it to its shareholders, pro rata in accordance with their holdings, on January 26, 2024. As a result of this distribution, DS Liew and Ukay, as shareholders of record of ARB Berhad, received 2,267,724 and 1,625,611 ordinary shares of the Issuer registered in their names, respectively.

Page 5 of 6 pages

CUSIP No. G0447T100

Item 4.	PURPOSE OF TRANSACTION

The securities held by the Reporting Persons were acquired in connection with the transaction described in Item 3 above.

The Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of ordinary shares and percentages of the Ordinary shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 26,437,500 ordinary shares outstanding as of January 26, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of ordinary shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Page 6 of 6 pages

CUSIP No. G0447T100

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024
UKAY ONE SDN. BHD.

	By:	/s/ Dato’ Sri Liew Kok Leong
	Name:	Dato’ Sri Liew Kok Leong
	Title:	Director

/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong